UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

T Stamp Inc. (D/B/A Trust Stamp)

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3017 Bolling Way NE, Floors 1 and 2,

Atlanta, Georgia, 30305, USA

(Mailing Address of principal executive offices)

(404) 806-9906

Issuer’s telephone number, including area code

In this report, the term “Trust Stamp”, “we”, “us”, “our” or “the Company” refers to T Stamp Inc. d/b/a Trust Stamp.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

You should read the following discussion and analysis of our financial condition and results of operation in conjunction with our financial statements and the related notes included in this Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

T Stamp, Inc. was incorporated on April 11, 2016 in the State of Delaware. T Stamp, Inc. and Subsidiaries (“Trust Stamp”, “We”, or the “Company”) develops and markets identity authentication software solutions for enterprise partners and peer-to-peer markets.

Trust Stamp develops proprietary artificial intelligence powered solutions; researching and leveraging cutting edge technology including biometric science, cryptography, and data mining to deliver insightful identity and trust predictions while protecting the user’s privacy and identifying and defending against fraudulent identity attacks. We utilize the cutting-edge power and agility of technologies such as GPU processing,neural networks and edge computing to process data faster and more effectively than has ever previously been possible as well as delivering results at a disruptively low cost for usage across multiple industries, including:

•	Banking/FinTech
•	Humanitarian and Development Services
•	Biometrically Secured Email
•	KYC/AML Compliance
•	Government and Law Enforcement
•	P2P Transactions, social media, and Sharing Economy
•	Real Estate, Travel and Healthcare

During the six months ended June 30, 2021, Trust Stamp continued the diversification of our customer network while maintaining service agreements for our two largest clients, Synchrony Financial and Mastercard, which made up 78% of total revenue as of June 30, 2021 compared to 97% of total revenue as of June 30, 2020. Simultaneously, we increased focus on expanding our marketing efforts in the U.S., U.K., E.U., and Africa to recruit new clients including new vertical engagements with the travel and insurance industries. Our most recent investments include the openings of new offices and the addition of staff in the U.K., Rwanda, and Malta.

On March 18, 2021, we completed the acquisition of PixelPin in exchange for $92 thousand of cash. PixelPin is an image-based "Pin-on-Glass" account access solution that alleviates pain-points of traditional login methods while ensuring the security of authentication. This acquisition further enhances Trust Stamp’s innovative portfolio of technology solutions that enable improved customer experiences and reputation while broadening the scope of internal risk-management strategies and providing additional options for multi-factor authentication.

Our investment in business development generated a growing component of Trust Stamp’s revenue during the six months ended June 30, 2021 and has led to a number of engagements with significant clients for proof-of-concept deliveries and new product sales, laying a solid foundation to grow future revenue including annual recurring revenue from access and usage fees.

Results of Operations

Gross Sales (non-GAAP). This discussion includes information about Gross Sales that is not prepared in accordance with U.S. GAAP. Gross Sales is not based on any standardized methodology prescribed by U.S. GAAP and is not necessarily comparable to similar measures presented by other companies. A reconciliation of this non-GAAP measure is included below.

Gross Sales for the six months ended June 30, 2021 increased 29% to $1.4 million compared to $1.1 million for the six months ended June 30, 2020. The increase of gross sales in the six months ended June 30, 2021 included $171 thousand for the sale of outsourced web hosting services. Due to GAAP requirements, we did not include the third-party costs for web hosting in Net Sales, but instead, reduced Cost of Services.

	(Unaudited) For the six months ended June 30,
	2021	2020
Net Sales	$1,251,692	$1,056,541
Add Back:
Third Party Costs Rebilled to Clients	170,864	43,477

Gross Sales (non-GAAP)	$1,422,556	$1,100,018

Net Sales. Net sales for the six months ended June 30, 2021, increased 18% to $1.3 million as compared to $1.1 million for the six months ended June 30, 2020. This increase is largely the result of new technology services purchase orders from an existing customer for $224 thousand during the six months ended June 30, 2021. It is believed that the new technology services purchase orders from that customer will also lead to additional usage revenues in future periods.

Cost of Services. Cost of services for the six months ended June 30, 2021, increased by 56% to $524 thousand as compared to $336 thousand for the six months ended June 30, 2020. This increase is largely the result of performing obligations under the new purchase orders discussed above. Further, several projects that were originally in the research and development stage became feasible projects, shifting the allocation of cost from research and development into cost of services in the current year as client specific products were implemented using the technologies. This increase of expense allocation is a result of our prior decision to invest more money in research and development in prior periods and our goal of accelerating our product roadmap coming to fruition.

The Company has increased its investment in business development with the knowledge that there is typically a considerable lead time between first engagement and revenue generation. At this point, the expenditure has led to an increase in both the prospect pipeline and proof of concept engagements, and as such management anticipates that the expenditure will result in future revenue generating contracts.

Gross Profit. During the six months ended June 30, 2021, gross profit increased by 1% due to several factors. Including the addition of the new technology services purchase orders from an existing customer, as discussed above, as well as the continued expansion of the Company’s customer base.

Historically, management has contracted with a third-party software developer due to the need for additional research and development resources over and above available internal resources. As the Company scales its campuses in Malta, Rwanda and U.K., we initially incur higher establishment, onboarding, and training expenses, but as the capability of those campuses continues to develop, we anticipate an increase in the percentage of our contracts that are serviced internally at lower cost versus sub-contracting which will improve the Company’s overall margins.

Further, Management expects that as our customers’ software implementations are launched in the market, revenue will shift more and more to the pay-per-use elements of the contracts which have significantly higher margins.

Research and Development Expenses. Research and development expense (“R&D”) consist primarily of personnel costs, including salaries and benefits. Personnel costs are allocated to R&D for time spent working on the preliminary project stage and post implementation maintenance as well as time spent on bug fixes associated with internal-use software activities, front end application development in which technological feasibility has not been established, and services rendered to customers under funded software-development arrangements. Expenses allocated as R&D for the six months ended June 30, 2021, decreased 61% to $237 thousand from $601 thousand for the six months ended June 30, 2020. This decrease in allocation is directly related to the increase in expenditure allocated to cost of services as discussed above.

Selling, General, and Administrative Expenses. Selling, general, and administrative (“SG&A”) expenses for the six months ended June 30, 2021 increased 173% to $4.9 million from $1.8 million for the six months ended June 30, 2020. SG&A expenses were generally composed of payroll, legal, and professional fees, including an increase in sales commission expense incurred because of new statements of work. In addition, our payroll expenses increased for the six months ended June 30, 2021 as a result of our investments in new offices and staff globally, as discussed above, as well as our new executive R&D and go-to-market team members. Our overall headcount increased from 18 employees and 30 contractors on June 30, 2020, to 78 employees and 8 contractors on June 30, 2021.

Additionally, there was a substantial increase of 771% in the booked expense for stock-based compensation in the six months ended June 30, 2021 to $1.5 million from $175 thousand for the six months ended June 30, 2020. Most of the change is driven by the Company vesting pre-existing long-term awards resulting in a disproportionate booked expense in the period as well as offering stock in lieu of cash compensation to add specialized executive personnel. Trust Stamp has continued expanding essential capabilities as an organization through the addition of industry experts, key sales personnel, and executive management team members. Over the past year, Trust Stamp has added two cyber security industry expert advisors, Dr. Neil Kempson and Daryl Burns, both former leaders in the Government and Communications Headquarters (GCHQ), the U.K.’s cyber, intelligence, and security agency. In addition, we have added experienced sales and market-facing personnel, including our Chief Commercial Officer, Kinny Chan, who has extensive expertise in the technology industry and is building our sales infrastructure globally, and our Chief Innovation Officer, Raman Narayanswamy, who joined the company from Mastercard. Finally, the Company has added various EVP and VP level personnel with industry and role-specific backgrounds and expertise in scaling products and organizations.

Depreciation and Amortization. Depreciation and amortization expense for the six months ended June 30, 2021 increased 42% to $274 thousand from $193 thousand for the six months ended June 30, 2020. This increase is primarily due to a continued investment in internally developed software which will be used for future productization.

Operating Loss. As a result of the foregoing, we sustained an operating loss of $4.7 million for the six months ended June 30, 2021, an increase of 151% compared to a loss of $1.9 million for the six months ended June 30, 2020. This was primarily driven by the increase in SG&A expenses driven by growth-focused activities that more than doubled the company’s headcount, including adding various EVP, VP, and executive level R&D and commercial team members as well as growing our research and development teams and increasing the size of our finance, accounting and reporting teams to meet our reporting requirements as a publicly traded company.

Interest Expense. Interest expense on outstanding notes was $41 thousand for the six months ended June 30, 2021, a decrease of 67% from $125 thousand for the six months ended June 30, 2020. This decrease is due the payoff of various Notes that were accruing more interest during the six months ended June 30, 2020 as well as the interest expense incurred related to the conversion of the SixThirty Cyber Note to equity in June 2020.

Warrant Expense. There was no warrant expense for the six months ended June 30, 2021, a decrease from $1.4 million for the six months ended June 30, 2020. This non-operating decrease is a result of the issuance of two warrants in January 2020 as described in the Equity, Notes, Warrants and SAFEs disclosure below.

Other Income. Other income was $62 thousand for the six months ended June 30, 2021, an increase of 10% from $56 thousand for the six months ended June 30, 2020. The increase is a result of the receipt of Grant Income related to Trust Stamp Malta’s agreements with the Republic of Malta described in Note 8 to the financial statements.

Other Expense. Other expense was $36 thousand for the six months ended June 30, 2021, an increase of $36 thousand from the six months ended June 30, 2020. This increase is driven from an increase in foreign currency transactions related to the Company’s offices in the U.K., Malta, and Rwanda.

Net Income (Loss). As a result of the foregoing, net loss for the six months ended June 30, 2021 increased 40%, to $4.7 million from $3.3 million for the six months ended June 30, 2020.

Adjusted EBITDA

This discussion includes information about Adjusted EBITDA that is not prepared in accordance with U.S. GAAP. Adjusted EBITDA is not based on any standardized methodology prescribed by U.S. GAAP and is not necessarily comparable to similar measures presented by other companies. A reconciliation of this non-GAAP measure is included below.

Adjusted EBITDA is a non-GAAP financial measure that represents U.S. GAAP net income (loss) adjusted to exclude (1) interest expense, (2) interest income, (3) provision for income taxes, (4) depreciation and amortization, (5) changes in assets and liabilities, and (6) certain other items management believes affect the comparability of operating results.

Management believes that Adjusted EBITDA, when viewed with our results under U.S. GAAP and the accompanying reconciliations, provides useful information about our period-over-period results. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our company and our management, and it will be a focus as we invest in and grow the business.

Adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation from, or as a substitute for, analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect changes in, or cash requirements for our working capital needs;
•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
•	Adjusted EBITDA does not include the impact of certain charges or gains resulting from matters we consider not to be indicative of our ongoing operations.

Due to these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only as a supplement to our U.S. GAAP results.

Reconciliation of Net Loss to Adjusted EBITDA

	For the six months ended June 30,
	2021	2020
Net Loss	$(4,687,704)	$(3,344,068)
Add Back:
Interest expense/(income), net	40,049	122,391
Warrant issuance	-	1,413,273
Stock-based compensation	1,519,825	174,533
Non-cash expenses for in-kind services	55,934	-
Depreciation and amortization	273,623	193,072
Adjusted EBITDA (non-GAAP) gain/(loss)	$(2,725,674)	$(1,440,799)

Adjusted EBITDA (non-GAAP) loss for the six months ended June 30, 2021, increased 89%, to $2.7 million from $1.4 million for the six months ended June 30, 2020. The overall increase in adjusted EBITDA loss was driven mostly by the increased net loss from June 30, 2020 to June 30, 2021 as discussed above.

Liquidity and Capital Resources

As of June 30, 2021, and December 31, 2020, we had approximately $1.2 million and $1.5 million cash in our banking accounts, respectively, with total current assets of $2.2 million and $2.1 million, respectively. The increase in current assets is a result of an increase in our accounts receivable balance driven by a customer’s payment term adjustment from net 30 days to net 60 days. However, we have experienced a decrease in current liabilities of 43%. As of June 30, 2021, our current liabilities totaled $1.4 million, as compared to $2.5 million at December 31, 2020. The decrease is driven by a reduction in our current debt due to the payoff of our venture loan to SCV in April 2021 as well as a decrease in our payable accounts due to the drop in third-party developer billings. As a result of the foregoing, as of June 30, 2021, the Company had a positive working capital balance of $845 thousand, and an accumulated deficit of $23 million.

Effective September 3, 2019, the Company entered into a software license agreement with a customer pursuant to which the Company received total fees of $150,000 in 2020 and will receive minimum total fees of $200,000 in 2021, $250,000 in 2022, rising by 15% in each subsequent year beginning in 2023 with a minimum cap of $1.0 million. As such, we expect this to be a steady source of revenue for the Company going forward. The Company has recognized $100 thousand of the software license agreement fees for the six months ended June 30, 2021. After June 30, 2021, Trust Stamp received confirmation on September 17, 2021 that this license agreement has been extended through 2022.

On March 12, 2021, the Company launched a Regulation D raise limited to accredited investors for a maximum of $5 million or 1,633,986 shares. The raise was marketed only to the Company’s existing investor email list with an initial minimum investment of $25 thousand and a share price of $3.06 per share. The initial tranche of the round closed on April 5, 2021 with $3.9 million of reserved investment with the contracted sale of 1,279,825 shares of Class A Common Stock. After the initial tranche, on April 6, 2021, the Company then offered up to $700 thousand or 182,291 of additional shares, again only to accredited investors, with a $5 thousand minimum investment and at a share price of $3.84 per share. The second tranche of the round closed on June 4, 2021 with $88 thousand of reserved investment at $3.84 per share with the contracted sale of 21,400 shares of Class A Common Stock.

On August 25, 2021, the Company launched a Regulation CF and Regulation D offering for a maximum of $5 million worth of “units” or 1,250,000 “units”. Each unit consists of 1 share of the Company’s Class A Common Stock, par value $0.01 per share, and 1 warrant to purchase 1 share of Class A Common Stock of the Company in a future registered or exempt offering of the Company. The minimum target amount under this offering is $100 thousand. The Company must reach its target amount by February 24, 2022 or else no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Regulation CF investment opportunity is available to the public, including non-accredited and international investors alike, with a minimum of $1,000 investment. As of September 28, 2021, we reserved and contracted for the sale of 199,170 shares of Class A Common Stock at $4.00 per unit for a total of $796,680 in gross proceeds. As of September 28, 2021, we have received gross proceeds of $86,057 in cash, net of offering costs of $71,940, including front-loaded marketing fees.

The Regulation D investment opportunity is open to accredited investors with a minimum of $5,000 investment. As of September 28, 2021, we reserved for the sale of 98,500 shares of Class A Common Stock at $4.00 per unit for a total of $394,000 in gross proceeds. Of the 98,500 shares, we have contracted for the sale of 19,375 shares of Class A Common Stock at $4.00 per unit for a total of $77,500 in gross proceeds. As of September 28, 2021, we have received gross proceeds of $67,500 in cash, net of offering costs of $250 from this offering.

For the combined Regulation CF and Regulation D offering as of September 28, 2021, we reserved for the sale of 297,670 shares of Class A Common Stock at $4.00 per unit for a total of $1,190,680 in gross proceeds. Of the 297,670 shares, we have contracted for the sale of 218,545 shares of Class A Common Stock at $4.00 per unit for a total of $874,180 in gross proceeds. As of September 28, 2021, we have received gross proceeds of $153,557 in cash, net of offering costs of $72,190 from this offering.

Going Concern

The Company’s ability to continue as a going concern in the next 12 months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Although the Company has been successful in raising capital, no assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Equity, Notes, Warrants, and SAFEs

Stock Offering. On July 17, 2020, we closed our Series A Preferred Stock offering, which utilized Regulation A under the Securities Act of 1933 and was qualified by the Securities and Exchange Commission (“SEC”) on May 5, 2020. The offering involved sales through a combination of private placements, including through issuance of convertible notes, and investments through the SeedInvest platform. We issued through a conversion of convertible instruments or sold a total of 1,264,452 shares of Series A Preferred Stock at an offering price of $7.79 per share. During the year ended December 31, 2020, the Company received the “on-platform” gross proceeds of $5.6 million and cash of $5.1 million, net of offering costs of $490 thousand. Gross proceeds were $8.4 million in total and offering costs were $1 million resulting in net cash proceeds of $7.4 million.

As part of this stock offering, during the year ended December 31, 2020, two buyers were also able to purchase shares of Class A Common Stock for $0.002 per share while paying a price of $7.79 per share for Series A Preferred Stock for a total purchase price of $475 thousand. As a result, the proceeds were allocated between the Series A Preferred Stock and common shares on a relative fair value basis resulting in the recognition of $366 thousand as Series A Preferred Stock and $109 thousand to Class A Common Stock. Gross and net proceeds disclosed above have been adjusted for this allocation.

In addition to the gross cash proceeds above, as part of the Series A Preferred Stock raise, the Company also reserved common shares for stock options and restricted stock awards granted to employees in 2020 with a grant date fair value of $631 thousand, we exchanged $400 thousand of common shares for a portion of the outstanding Emergent SAFE as discussed in Note 5, and we sold warrants for Class A Shares of Common Stock in exchange for the extinguishment of a SAFE for $125 thousand, $300 thousand in cash and $300 thousand in prepaid sponsorship value for an accelerator program which is further discussed in Note 4.

On September 8, 2020, the Company and a majority of the Series A Preferred stockholders voted to convert all Series A Preferred Stock to Class A Common Stock, and it was effected on that date.

Regulation D and Regulation CF Common Stock Offering. See more information on Regulation D and Regulation CF fundraising in Liquidity and Capital Resources disclosure above.

Convertible Notes. On December 16, 2016, we entered a convertible promissory note with an investor in which we received $100 thousand through the issuance of the convertible promissory note and a warrant to purchase $50 thousand of Class A Shares of Common Stock. The principal, together with all accrued and unpaid interest, was initially due on December 16, 2018 and was not pre- payable unless there is a change in control. An extension was granted by the investor to extend the maturity date to June 30, 2020. The convertible notes included several conversion terms, including one around qualified financing where if our next financing occurred on or before the maturity date, and we raised $2 million or more in case, the note would be converted into preferred stock. The qualified financing term was triggered for this convertible note payable when $2 million was raised prior June 30, 2020 as discussed above. Therefore, this convertible note, along with all accrued interest, totaling $118 thousand was converted during the year ended December 31, 2020, to 68,203 shares of Series A Preferred Stock, considering the valuation cap, and is no longer reflected as outstanding as of June 30, 2021.

On December 3, 2019, we entered a convertible promissory note with a customer in which they received $700 thousand. All unpaid principal and accrued interest was due on December 31, 2020 (i.e. the maturity date). However, in the event that the note was not converted into equity securities of the Company, the maturity date would be extended to December 31, 2025. The convertible note included several conversion terms, including one around qualified financing where if we issued and sold shares of our preferred stock for aggregate gross proceeds of at least $3 million (including this Note but excluding all proceeds from the incurrence of all other prior indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital, the note would be converted into preferred stock. The qualified financing term was triggered for this convertible note payable as the $3 million was raised prior June 30, 2020, as discussed above. Therefore, the convertible note, along with all accrued interest, totaling $818 thousand was converted during the year ended December 31, 2020, to 89,859 shares of Series A Preferred Stock, considering the valuation cap, and is no longer reflected as outstanding as of June 30, 2021.

Advisor Convertible Notes. As part of our raise of Series A Preferred Stock, we agreed to issue convertible promissory notes to certain of our advisors in the amount of $10 thousand per month, convertible to Series A Preferred Stock. The following relevant terms are stated in the agreement:

Equity Compensation. In addition to the Fixed Fees, Service Provider will receive convertible notes in Client in an amount equal to $10 thousand per month during the Term, based on a per-share dollar value reasonably determined by the Board of Directors of Client (but in no event will the per-share dollar value be more than $7.79 per share for purposes of determining the number of shares to be issued to Service Provider) (the “Equity Compensation” ́). Any Equity Compensation that accrues during the term of this agreement shall be issued within sixty (60) days after the expiration or termination of the Services or this Agreement (whichever occurs first).

During 2020, we issued $45 thousand in convertible debt to the advisor. During the year ended December 31, 2020, the Company converted the $45 thousand in convertible debt to Series A Preferred Stock at a value of $7.79 per share, and ultimately into Class A Common Stock on December 8, 2020.

Malta Loan. In May 2020, the Company formed a subsidiary in the Republic of Malta, Trust Stamp Malta Limited, with the intent to establish a R&D center with the assistance of potential grants and loans from the Maltese government. As part of the creation of this entity, we entered into an agreement with the government of the Republic of Malta for a potential repayable advance of up to €800 thousand to assist in covering the costs of 75% of the first 24 months of payroll costs for any employee who begins 36 months from the execution of the agreement on May 1, 2020. On February 9, 2021, the Company began receiving funds and as of June 30, 2021 the Company had received $548 thousand, recorded to Non-Convertible Notes.

Non-Convertible Promissory Notes Payable. On April 22, 2020, the Company entered into a promissory note for $350 thousand with SCV in which the Company received net proceeds of $345 thousand after issuance costs. The unpaid principal, together with any then unpaid and accrued interest and any other amounts payable was due and payable on April 22, 2021 or in an event of default or a change in control as defined in the agreement. The note accrues interest at a rate of 8% per annum, compounded monthly. The outstanding principal of $350 thousand and interest of $29 thousand was paid off on April 22, 2021.

With the issuance of the note on April 22, 2020, the Company entered into a warrant agreement with SCV to purchase Class A Common Stock of the Company. The warrant agreement issued SCV a warrant to purchase 75,000 shares at a strike price of $0.002 per share through April 22, 2021. At the expiration of the warrant agreement, the warrants will be automatically exercised if the fair market value of the exercise shares exceeds the exercise price. If at any time during the term the fair market value of the exercise shares exceeds five times the exercise price, the Company shall provide SCV written notice and SCV may elect to exercise the warrant. If at any time during the term of the warrant agreement any portion of the Class A Shares of Common Stock are converted to other securities, the warrants shall become immediately exercisable for that number of shares of the other securities that would have been received if the warrant agreement had been exercised in full prior to the conversion and the exercise price shall be adjusted. We determined that the appropriate classification of this warrant was as an equity instrument that will not be subject to fair value remeasurement going forward. These warrants were exercised on April 22, 2021.

As the promissory notes issued included equity classified warrants issued, U.S. GAAP requires that the proceeds from the sale of debt instruments with a separate equity instrument be allocated to the two elements based upon the relative fair values of the debt instrument without the warrant and of the warrant itself at the time of issuance. The portion of the proceeds allocated to the Class A Common Stock shall be accounted for within stockholders’ equity as additional paid-in capital and recorded as a debt discount and be charged to interest expense over the life of the convertible notes. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction. The value of the promissory note was allocated on a relative fair value basis between the note and the warrants. During the year ended December 31, 2020, this allocation based upon relative fair values of the promissory note and warrant resulted in an amount of $88 thousand being allocated to the equity warrants and $262 thousand being allocated to the promissory notes, resulting in the same amount representing a discount to the promissory note. Accretion expense of $26 thousand and $17 thousand was recorded related to these notes during the six months ended June 30, 2021 and June 30, 2020, respectively.

On June 11, 2020 we entered into an agreement with Emergent, as described below, whereby their SAFE would be extinguished in exchange for several forms of consideration. As part of that agreement, one form of consideration is that the Company issued promissory notes to Emergent in the amount of $387 thousand which is due in two tranches in August and September 2020. No interest is due and payable under these notes if we pay by the maturity dates previously described. We paid within the maturity date.

Warrants. In January 2020, the Company issued to an investor a warrant to purchase 932,210 shares of the Company’s Class A Shares of Common Stock at an exercise of $1.60 per share in exchange for the cancellation of a $100 thousand SAFE issued on August 18, 2017 by the Company’s affiliate Trusted Mail Inc. with an agreed value of $125 thousand. See Note 5 for the reduction in SAFE liability for this amount. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

In January 2020, the Company issued to an investor a warrant to purchase 4,660,555 shares of the Company’s Class A Shares of Common Stock at a strike price of $1.60 per share in exchange for $300 thousand in cash and “Premium” sponsorship status with a credited value of $100 thousand per year for 3 years totaling $300 thousand. This “premium” sponsorship status provides the Company with certain benefits in marketing and networking, such as the Company being listed on the investor’s website, as well providing the Company certain other promotional opportunities organized by the investor. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

The fair value of the two warrants above issued in January 2020 was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions: fair value of Class A Shares of Common Stock of $1.56, exercise price of $1.60 risk free interest rate of 1.58%, dividend yield of 0%, expected volatility of 44%, and contractual term of two years. The total fair value of these warrants was determined to be $2.1 million and is recorded in the statement of Stockholders’ Equity. Thus, fair value is $1.4 million in excess of the total consideration received for the warrants of $725 thousand. This amount was expensed in the consolidated statements of operations as of June 30, 2020.

Emergent and Tripartite Agreement. The Company and Emergent entered into a SAFE in which Emergent obtained the right to shares of the Company’s stock (purchase amount of $2.1 million and valuation cap of $20 million) that would be exercised upon a qualified equity financing. A put option also exists in this agreement in which at the earlier of 18 months from the agreement date and the date on which the Company has raised more than $7 million of qualified equity financing, Emergent may require repayment of the unrepaid element of the purchase amount and the Company would be required to make such repayment.

On February 4, 2020, the Company entered into a tripartite agreement with Emergent and 10Clouds whereby:

•	The Company received a Purchase Order from Emergent in which Emergent requested $300 thousand worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. The intention of these services is to reduce the Emergent SAFE amount owed by the Company.

•	The Company will enter Statements of Work with 10Clouds for appropriate sub-contract work under the Purchase Order.

•	The Company issued an additional SAFE to 10Clouds for $200 thousand subject to an absolute right for the Company at its option to redeem that $200 thousand for cash or settle it through the conversion to Series A Preferred Stock.

•	Emergent reduces the balance due on the Emergent SAFE by $500 thousand with immediate effect and asserts the outstanding balance to be $1.6 million.

On June 11, 2020, the Company entered into additional agreement with Emergent whereby:

•	Emergent will issue an irrevocable Purchase Order for $500 thousand worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. We subsequently entered an SOW with 10Clouds for $500 thousand to provide the requested services.

•	Emergent forgave $104 thousand of the value of the SAFE to represent expected profit margin for the $500 thousand worth of services described above.

•	The Company issued $400 thousand of Class A Shares of Common Stock to Emergent’s designated assignees at a price of $1.56 per share (256,740 shares). This has been reflected in the statement of stockholders’ equity as of June 30, 2020.

•	The Company paid Emergent $220 thousand, and this has been reflected in the statement of cash flows.

•	The Company entered a promissory note with Emergent for $387 thousand payable which has been paid and reflected in the statement of cashflows.

The intention of the above services and transactions is to wholly settle the SAFE and as of December 31, 2020, the Emergent SAFE was extinguished in full. The Company converted the $200 thousand SAFE note into 25,674 shares of Series A Preferred Stock which was subsequently converted to Class A Shares of Common Stock on September 8, 2020 along with all shares of Series A Preferred Stock.

Trend Information

During the period Trust Stamp increased the concentration of non-affiliated clients generating significant revenue from two clients in the period ending June 30th 2020 to four clients in the period ending June 30th 2021, with further client-revenue growth achieved and anticipated in the second half of 2021.

In addition, the Company has expanded its services to a long-standing S&P500 bank client through two additional contracts for specialized retail client microservices. The additional contracts are anticipated to generate volume-based revenue in Q4 of 2021 and substantial volume-based revenue in 2022.

It was publicly announced in September 2021 that Mastercard's Community Pass is being implemented for a project between Mastercard and Paycode, with a goal of servicing 30 million customers that are underserved and unbanked in Africa. Given that Trust Stamp’s IT2 and Facial Recognition technologies are utilized within the Mastercard Community Pass platform on a pay-per-use basis, it is anticipated that the implementation will generate substantial pay-per-use revenue over and above guaranteed minimum revenue under the software agreement.

In the first three quarters of 2021 we pursued the award of a significant contract with the U.S. Immigration and Customs Enforcement (“ICE”) which required an investment in productization, business development and satisfying extensive due diligence processes. The $3,920,764 contract was awarded September 23, 2021 for commencement of services on September 27, 2021 and the Company anticipates that the performance obligations will be substantially complete in financial year 2021. Alongside the revenue implications of this specific contract, it is believed that a successful execution will lead to extended and additional contracts of the same nature in addition to increasing Trust Stamp’s corporate visibility, reputation, and trust in associated markets.

Trust Stamp continues to expand a robust sales pipeline in the Company’s key markets and the velocity of pipeline growth has increased in 2021. Our pipeline included 55 potential revenue contracts and projects as of June 30, 2021 representing a projected $12.4 million in probability-adjusted revenue over the balance of 2021 and in 2022.

The Company has historically contracted with a third-party software developer to meet the need for additional research and development resources over and above internal resources.

The cost of those services has been the largest single expense other than internal employment costs. During 2021 we have continued scaling our development team in Malta and have established a new development team in Rwanda. The expansion of our internal development teams has required additional hiring, onboarding, training and equipment costs in the first-half of 2021 but will going forward allow us to substantially increase the percentage of contracts that are serviced internally with an estimated 60% reduction in our per-hour development costs versus contracted services.

Trust Stamp's key sub-markets are identity authentication for the purpose of account opening, access and fraud detection and the creation of tokenized identities to facilitate financial & societal inclusion. Management has evaluated the market potential for its services in part by reviewing the following reports and articles, none of which were commissioned by the Company, and none are to be incorporated by reference:

•	By 2025, biometrics will annually authenticate over $3 trillion of payment transactions, according to a 2021 report published by Juniper Research on Mobile Payment Security in 2021-2025.
•	The global biometric system market size is projected to grow from $36.6 billion in 2020 to $68.6 billion by 2025 according to the November 2020 report "Biometric System Market with COVID-19 Impact by Authentication Type, Offering, Type, Vertical and Region - Global Forecast to 2025" published by ReportLinker.
•	Annual online payment fraud losses from eCommerce, airline ticketing, money transfer and banking services, are estimated to cumulatively lose over $200 billion to online payment fraud between 2020 and 2024. Digital money transfer is the fastest growing payment fraud segment with losses estimated to increase by 130% from 2020 to 2024 according to a 2020 report published by Juniper Research on Online Payment Fraud.
•	According to the 2020 Year End Data Breach QuickView Report, 2020 saw 3,932 publicly disclosed breaches, exposing over 37 billion records.
•	According to Grand View Research, the market size of the European Biometrics market was estimated to be $1.93 billion in 2018 and is expected to grow at a CAGR of 17.5% to reach a market size of $6 billion in 2025.
•	According to a September 2019 article published by Forbes magazine on providing banking services to underserved populations:
o	"Financial Inclusion" (i.e. providing banking and other financial services to those currently unbanked or underbanked) is a trillion-dollar opportunity
o	1.7 billion people lack basic financial services including a bank account
o	4 billion people are underbanked
o	The GDP of emerging-market countries would surge $3.7 trillion by 2025, or 6%, if they adopted a single innovation-switching from cash to digital money stored on cellphones
o	Providing the underbanked with access to credit and investments could create an additional $100 trillion in financial assets over the next 50 years

One of the biggest contributors to current authentication problems is the use of passwords. Static passwords (i.e. the type of password that we typically use to login to various accounts and services every single day that, for the most part, remains the same from the moment it is created) have a number of weaknesses:

•	Platforms often require regular changes;
•	Easily guessable, exacerbated by social media and data mining;
•	Differing rules make complex passwords harder to remember;
•	Brute force attacks are easier for hacking; and
•	Single passwords used on multiple accounts result in cascading data breaches.

According to a 2015 report published by Oxford University Department of Computer Sciences and Mastercard, 21% of users forget passwords within 2 weeks, 25% of users fail to remember at least 1 password per day, and 1 out of 3 online transactions are abandoned at checkout due to a forgotten password.

On top of this, stored biometric images and templates represent a growing and unquantified financial, security and PR liability and are the subject of growing governmental, media and public scrutiny, since biometric data cannot be "changed" once they are hacked, as they are intimately linked to the user's physical features and/or behaviors.

With biometric technologies becoming nearly ubiquitous, a range of risks are becoming more prevalent. The popularity of biometric authentication across financial services, employment, travel and healthcare settings inevitably means biometric databases are becoming more accessible to criminals, and the motivation to take over biometric credentials is booming. Even when operating as intended, biometric technology raises privacy concerns which have led to close attention from regulators. Multiple jurisdictions have placed biometrics in a special or sensitive category of personal data and demand much stronger safeguards around collection and safekeeping

To address this unprecedented danger, Trust Stamp has developed its IT2 solutions, which replace biometric templates and scans with meaningless numbers, letters and symbols in order to remove sensitive data from the reach of criminals using a proprietary process by which a deep neural network irreversibly converts biometric and other identifying data, from any source, into the secure tokenized identity.

Item 2. Other Information

Security Ownership of Management and Certain Security Holders

The following table sets out, as of September 28, 2021, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested.

			Amount and
		Amount and	nature of
Name and Address		nature of	beneficial
of Beneficial		beneficial	ownership	Percent of
Owner	Title of class	ownership	acquirable	class
Officers and Directors
Gareth Genner, Chief Executive Officer, 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305 (1)	Common Stock (Class A)	4,053,285	-	20.91%
Alex Valdes, Chief Financial Officer, 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305	Common Stock (Class A)	270,700	-	1.40%
Andrew Scott Francis, Chief Technology Officer, 3017 Bolling Way NE, Floors 1 and 2, Atlanta, Georgia, 30305	Common Stock (Class A)	267,435	-	1.38%
Total Officers as a Group	Common Stock (Class A)	4,591,420	-	23.69%

(1)	Represents shares held by T Stamp LLC, a company owned by FSH Capital LLC (35.2%), Andrew Gowasack (30.4%), GC Capital LLC, a company owned and controlled by Mr. Genner’s family (25.4%), Alex Valdes (4.4%), Katherine Lambert (2.3%), and Michael Lindenau (2.3%). Gareth Genner is the manager of T Stamp LLC, and has voting and dispositive control over the shares held by this entity.

Transfer Agent and Registrar

Colonial Stock Transfer will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Item 3. Financial Statements

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$1,226,194	$1,469,952
Accounts receivable	419,482	140,853
Related party receivables	3,275	14,505
Prepaid expenses and other current assets	583,894	458,995
Total Current Assets	2,232,845	2,084,305
Property and equipment, net	1,298,259	1,259,459
Goodwill	1,248,664	1,248,664
Intangible assets, net	194,276	22,382
Other assets	228,140	197,956
Total Assets	$5,202,184	$4,812,766

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED BALANCE SHEETS (CONTINUED)

	June 30,	December 31,
	2021	2020
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$160,074	$380,525
Accrued expenses	659,701	809,203
Related party payables	273,837	448,305
Non-Convertible Notes plus accrued interest of $- and $19,730, less discount of $- and $25,511, respectively	-	344,219
Deferred revenue	293,835	469,105
Total Current Liabilities	1,387,447	2,451,357

Non-Convertible Notes plus accrued interest of $6,081 and $-, less discount of $- and $-, respectively	548,070	-
Warrant liabilities	287,750	287,750
Total Liabilities	2,223,267	2,739,107

Commitments and Contingencies, Note 9

Stockholders' Equity (Deficit):
Common stock $.01 par value, 37,500,000 shares authorized, 19,100,710 and 17,695,990 shares issued and outstanding at June 30, 2021 and December 31, 2020	191,007	176,965
Additional paid-in capital	26,135,051	20,655,929
Noncontrolling interest	162,318	163,182
Stockholders' notes receivable	(411,127)	(467,061)
Accumulated other comprehensive income	89,828	45,100
Accumulated deficit	(23,188,160)	(18,500,456)
Total Stockholders' Equity (Deficit)	2,978,917	2,073,659
Total Liabilities and Stockholders' Equity (Deficit)	$5,202,184	$4,812,766

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED STATEMENTS OF OPERATIONS

	For the periods ended June 30,
	2021	2020
Net sales	$1,251,692	$1,056,541
Operating Expenses:
Cost of services provided	523,761	336,495
Research and development	237,152	600,590
Selling, general, and administrative	4,891,589	1,790,908
Depreciation and amortization	273,623	193,072
Total Operating Expenses	5,926,125	2,921,065
Operating Loss	(4,674,433)	(1,864,524)
Non-Operating Income (Expense):
Interest income	865	2,601
Interest expense	(40,914)	(124,992)
Warrant expense	-	(1,413,273)
Other income	62,099	56,255
Other expense	(36,185)	(167)
Total Other Expense, Net	(14,135)	(1,479,576)
Net Loss before Taxes	(4,688,568)	(3,344,100)
Income tax expense	-	-
Net loss including noncontrolling interest	(4,688,568)	(3,344,100)
Net loss attributable to noncontrolling interest	(864)	(32)
Net loss attributable to T Stamp, Inc.	$(4,687,704)	$(3,344,068)
Basic and diluted net loss per share attributable to T Stamp, Inc.	$(0.25)	$(0.34)
Weighted-average shares used to compute basic and diluted net loss per share	18,435,847	9,836,425

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the periods ended June 30,
	2021	2020
Net loss including noncontrolling interest	$(4,761,167)	$(3,344,100)
Other Comprehensive Income:
Foreign currency translation adjustments	44,728	1,535
Total Other Comprehensive Income	44,728	1,535
Comprehensive loss	(4,716,439)	(3,342,565)
Comprehensive loss attributable to noncontrolling interest	(864)	(32)
Comprehensive loss attributable to T Stamp, Inc.	$(4,715,575)	$(3,342,533)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

PERIODS ENDED JUNE 30, 2021 AND 2020

	Series A									Accumulated
	Convertible				Additional				Stockholders'	Other
	Preferred Stock		Common Stock		Paid-In	Treasury Stock		Noncontrolling	Notes	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Interest	Receivable	Loss	Deficit	Total
Balance, January 1, 2020	186,137	$1,450,000	9,624,980	$96,250	$6,074,054	1,602,565	$-	$163,245	$(225,000)	$(33)	$(7,467,462)	$91,054
Issuance of Preferred Series A Warrants	-	-	-	-	2,138,273	-	-	-	-	-	-	2,138,273
Issuance of common warrants	-	-	-	-	88,000	-	-	-	-	-	-	88,000
Issuance of Common stock	-	-	384,400	3,845	505,160	(90,955)	-	-	-	-	-	509,005
Common stock issued as collateral	-	-	400,000	4,000	(4,000)	(400,000)	-	-	-	-	-	-
Conversion of notes to Series A preferred stock	158,062	817,500	-	-	100,000	-	-	-	-	-	-	917,500
Issuance of Series A preferred stock, net of issuance costs	264,535	1,484,471	-	-	-	-	-	-	-	-	-	1,484,471
\Share-based compensation	-	-	-	-	13,244	-	-	-	-	-	-	13,244
Currency translation adjustment	-	-	-	-	-	-	-	-	-	1,535	-	1,535
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(32)	-	-	-	(32)
Net loss attributable to T Stamp, Inc.	-	-	-	-	-	-	-	-	-	-	(3,344,068)	(3,344,068)
Balance, June 30, 2020	608,734	$3,751,971	10,409,380	$104,095	$8,914,731	1,111,610	$-	$163,213	$(225,000)	$1,502	$(10,811,530)	$1,898,982

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

PERIODS ENDED JUNE 30, 2021 AND 2020

	Series A									Accumulated
	Convertible				Additional				Stockholders'	Other
	Preferred Stock		Common Stock		Paid-In	Treasury Stock		Noncontrolling	Notes	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Interest	Receivable	Loss	Deficit	Total
Balance, January 1, 2021	-	-	$17,695,985	$176,964	$20,655,930	282,565	$-	$163,182	$(467,061)	$45,100	$(18,500,456)	$2,073,659
Exercise of Common Warrants to Common Stock	-	-	75,000	750	-	-	-	-	-	-	-	750
Issuance of Common stock	-	-	1,329,725	13,293	3,959,296	-	-	-	-	-	-	3,972,589
Stock-based Compensation	-	-	-	-	1,519,825	-	-	-	-	-	-	1,519,825
Repayment of shareholder loan through in-kind services	-	-	-	-	-	-	-	-	55,934	-	-	55,934
Currency Translation Adjustment	-	-	-	-	-	-	-	-	-	44,728	-	44,728
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(864)	-	-	-	(864)
Net loss attributable to T Stamp Inc.	-	-	-	-	-	-	-	-	-	-	(4,687,704)	(4,687,704)
Balance, June 30, 2021	-	-	$19,100,710	$191,007	$26,135,051	282,565	$-	$162,318	$(411,127)	$89,828	$(23,188,160)	$2,978,917

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED STATEMENTS OF CASH FLOWS

	For periods ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss attributable to T Stamp, Inc.	$(4,760,303)	$(3,344,068)
Net loss attributable to noncontrolling interest	(864)	(32)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation and amortization	273,623	193,072
Stock-based compensation	1,592,424	174,533
Noncash warrant expense	-	1,413,273
Noncash interest	-	124,864
Repayment of shareholder loan through in-kind services	55,934	-
Changes in assets and liabilities:
Accounts receivable	(278,629)	(14,026)
Related party receivables	11,230	1,178
Prepaid expenses and other current assets	(124,899)	(218,357)
Other assets	(30,184)	-
Accounts payable and accrued expenses	(369,953)	103,795
Related party payables	(174,468)	335,660
Deferred revenue	(175,270)	(37,250)
Net cash flows from operating activities	(3,981,359)	(1,267,358)

Cash flows from investing activities:
Purchases of property and equipment	(31,256)	(169)
Capitalized internally developed software costs	(254,919)	(150,306)
Acquisition of Pixel Pen Intangible asset	(90,621)	-
Patent application costs	(107,521)	(2,436)
Net cash flows from investing activities	(484,317)	(152,911)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

(UNAUDITED) CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	3,973,339	108,837
Proceeds from issuance of common stock warrants	-	88,000
Proceeds from issuance of Series A preferred stock, net issuance costs	-	1,524,472
Proceeds from issuance of Series A preferred warrants	-	300,000
Repayment of debt	(344,219)	-
Proceeds from Loan from Maltese Government	548,070	-
Repayment of SAFE note	-	(220,000)
Proceeds from issuance of venture debt, net of discount	-	262,000
Net cash flows from financing activities	4,177,190	2,063,309
Effect of foreign currency translation on cash	44,728	1,535
Net change in cash and cash equivalents	(243,758)	644,575
Cash and cash equivalents, beginning of period	1,469,952	331,761
Cash and cash equivalents, end of period	$1,226,194	$976,336

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$29,053	$-

Supplemental disclosure of noncash activities:
Conversion of Convertible Notes payable to Series A preferred stock	$-	$817,500
Issuance of RidgeGrowth note for marketing services	$-	40,000
Extinguishment of SAFE for common stock warrants	$-	$125,000
Issuance of common stock warrants for a prepaid sponsorship	$-	$300,000
Extinguishment of Emergent SAFE note for common stock, short term note, and deferred revenue in the amounts of $400 thousand, $387 thousand, and $905 thousand, respectively	$-	$1,691,953
Assignment of Emergent SAFE note to 10Clouds	$-	$200,000

The accompanying notes to the consolidated financial statements are an integral part of these statements.

T STAMP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

Note 1—Description of Business and Summary of Significant Accounting Policies

Description of Business - T Stamp, Inc. was incorporated on April 11, 2016 in the State of Delaware. T Stamp, Inc. and Subsidiaries (“Trust Stamp”, “We”, or the “Company”) develops and markets identity authentication software solutions for enterprise partners and peer-to-peer markets.

Trust Stamp develops proprietary artificial intelligence powered solutions; researching and leveraging biometric science, cryptography, and data mining to deliver insightful identity and trust predictions while identifying and defending against fraudulent identity attacks. We utilize the cutting-edge power and agility of technologies such as GPU processing and neural networks to process data faster and more effectively than has ever previously been possible as well as deliver results at a disruptively low cost for usage across multiple industries, including:

•	Banking/FinTech

•	Humanitarian and Development Services

•	Biometrically Secured Email

•	KYC/AML Compliance

•	Government and Law Enforcement

•	P2P Transactions, Social Media, and Sharing Economy

•	Real Estate, Travel and Healthcare

Stock Split - On August 18, 2021, by written consent of the stockholders, the Company effected a 5-for-1 forward stock split. All share and per share amount in these consolidated financial statements have been retroactively restated to reflect the stock split.

Series A Preferred Stock Offering - On July 17, 2020, we closed our Stock offering, which launched in September 2019, through a combination of private placements, including convertible notes and investments through the Seed Invest platform. We issued through conversion of convertible instruments or sold a total of 1,264,452 shares of Series A Preferred Stock at an offering price of $7.79 per share. We received gross proceeds of $8.4 million and $7.4 million in cash, net of offering costs of $1 million, from this offering through a combination of cash and original investment in convertible notes issued in 2019 that have converted as of June 30, 2021.

In addition to the gross cash proceeds above, as part of the capital raise, the Company also reserved $400 thousand of Class A Common Stock for a portion of the outstanding Emergent SAFE as discussed in Note 5. The Company also reserved stock options and restricted stock awards for employee grants in 2020. Finally, the Company sold warrants for Series A Preferred Stock shares for $600 thousand which is further discussed in Note 4 below.

On September 8, 2020, the Company and a majority of the shareholders voted to convert all Series A Preferred Stock to Class A Common Stock.

Regulation D Common Stock Offering – On March 12, 2021, the Company launched a Regulation D offering for Class A Common Stock to accredited investors for $5 million or 1,633,986 shares. The raise was marketed to the Company’s existing investor email list as well as new investors with an initial minimum investment of $25,000 and a share price of $3.06 per share. The initial tranche of the round closed on April 5, 2021 with $3.9 million of reserved investment with the contracted sale of 1,279,825 shares of Class A Common Stock. After the initial phase, on April 6, 2021, the Company then offered up to $700,000 or 182,291 of additional shares, again only to accredited investors, with a $5 thousand minimum investment and a share price of $3.84 per share. The second tranche of the round closed on June 4, 2021 with $88 thousand of reserved investment with the contracted sale of 21,400 shares of Class A Common Stock.

Going Concern - The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits with a loss in the six months period ended June 30, 2021 of $ $4.8 million, operating cash outflows of $4 million for the same period, and an accumulated deficit of $23.3 million as of June 30, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Although the Company has been successful in raising capital, no assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Basis of Consolidation and Presentation – The accompanying unaudited consolidated financial statements reflect the activity of the Company and its subsidiaries, Trusted Mail Inc. (“Trusted Mail”), Sunflower Artificial Intelligence Technologies (“SAIT”), Finnovation LLC (“Finnovation”), Trust Stamp Malta Limited, AIID Payments Limited, Biometrics Limited Innovations (“Biometrics”), and Trust Stamp Rwanda Limited. All significant intercompany transactions and accounts have been eliminated.

Further, we continue to consolidate TStamp Incentive Holdings (“TSIH”) which we consider to be a variable interest entity.

Variable Interest Entity - On April 9, 2019, management created a new entity, TSIH. Furthermore, on April 25, 2019, the Company issued 1,602,565 shares of Class A Shares of Common Stock to TSIH that the Board can use for employee stock awards in the future and was recorded initially as treasury stock. On April 23, 2020, 400,000 of these shares were transferred to Second Century Ventures (“SCV”) as collateral as discussed in Note 3 below, which were later returned to TSIH. On January 8, 2021, 1,033,335 shares were transferred to various employees as a stock award that was earned and outstanding on December 8, 2020 upon the Company being listed on a public market. The remaining 282,565 shares are earmarked for the 2020 employee RSU bonus and recorded to treasury stock on June 30, 2021.

The Company does not own any of the stock in TSIH; however, it is held by members of the Company’s management. The Company considers this entity to be a variable interest entity (“VIE”) because it is thinly capitalized and holds no cash. Because the Company does not own shares in TSIH, management believes that this gives the Company a variable interest. Further, management of the Company also acts as management of TSIH and is the decision maker as management grants shares held by TSIH to employees of the Company. As this VIE owns only shares in the Company and no other liabilities or assets, the Company is the primary beneficiary of TSIH and will consolidate the VIE.

Unaudited Interim Results – These unaudited consolidated financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures have been condensed or omitted pursuant to such rules and regulations. The accompanying Consolidated Balance Sheet as of December 31, 2020 is derived from audited financial statements as of that date but does not include all of the information and footnotes required by U.S. GAAP for complete statements. The unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the period presented. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to the expected for the year ending December 31, 2020 or for other semiannual periods or for future years. These consolidated financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2020 included in the Company’s Annual Report. The Company’s significant accounting policies are described in Note 1 to those audited financial statements.

Use of Estimates – The preparation of the consolidated financial statements in conformity with U.S. GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may be materially different from those estimates.

Loss per Share – Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by giving effect to all potentially dilutive Class A Shares of Common Stock equivalents for the period. For purposes of this calculation, options to purchase Class A Shares of Common Stock, warrants, and the conversion option of convertible notes are considered to be potential common shares outstanding. Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. The Company’s potential common shares outstanding were not included in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is created for deferred tax assets unless it is considered more likely than not that deferred tax assets will be realized. We continue to record a full valuation allowance on all deferred tax assets given our continued history of operating losses and have an effective tax rate of 0% for both the periods ended June 30, 2021 and 2020. Management has evaluated all other tax positions that could have a significant effect on the consolidated financial statements and determined the Company had no uncertain income tax positions at June 30, 2021 or December 31, 2020, respectively.

Foreign Currency Translation - The functional currency of the Company’s foreign subsidiaries is generally the local currency. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the consolidated balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive income. Foreign currency transaction gains and losses are included in other income in the consolidated statements of operations for the period.

Risks and Uncertainties – The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Impacts of COVID-19 – The Company assessed the impacts of the novel coronavirus pandemic (“COVID-19”) on its various accounting estimates and significant judgments, including those that require consideration of forecasted financial information in the context of the unknown future impacts of COVID-19, using information that is reasonably available at this time. The accounting estimates and other matters assessed included, but were not limited to, capitalized internal-use software, the recoverability of goodwill, long-lived assets and investments recorded at cost, useful lives associated with intangible assets and capitalized internal-use software, and the valuation and assumptions underlying stock-based compensation, and warrant liabilities. Based on the Company’s current assessment of these estimates, there was not a material impact to the consolidated financial statements as of and for the six months ended June 30, 2021. As additional information becomes available, the Company’s future assessment of these estimates, including updated expectations at the time regarding the duration, scope and severity of the pandemic, could materially and adversely impact its consolidated financial statements in future reporting periods.

Revenue Recognition – The Company derives its revenue from developing software products and providing professional services. Our software is constructed as both an internal-use software, generating usage revenue, and customer-specific platforms. Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, the Company includes an estimate of the amount it expects to receive or the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

•	Identification of the contract, or contracts with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the Company satisfies the performance obligations.

At contract inception, the Company will assess the services agreed upon within each contract and assess whether each service is distinct and determine those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. In general, each contract with a customer consists of a single performance obligation to perform services in which revenue is recognized when the service has been delivered. Based on the Company deriving its revenue primarily from professional services, the Company does not disclose a disaggregation of revenue other than customer concentrations disclosed below.

Capitalized Software Development Costs – The Company capitalizes eligible costs to develop internal-use software that are incurred subsequent to the preliminary project stage through the development stage. The estimated useful life of costs capitalized is evaluated for each specific project. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore changes in amortization expense in future periods. Capitalized internal-use software is included in property and equipment in the accompanying consolidated balance sheets. As of June 30, 2021, and December 31, 2020, the Company has capitalized $2.3 million and $2.1 million of software development costs, respectively.

Major Customers and Concentrations – During the six-month period ended June 30, 2021, the Company sold to two customers for a total of approximately $862 thousand and we expanded our customer base during the period selling a total of $385 thousand to new customers. During the comparable six-month period ended June 30, 2020, the Company sold to two customers for a total of approximately $1.1 million. The loss of or a substantial reduction in Statements of Work from the Company’s major customers could have a material effect on the consolidated financial statements.

New Accounting Pronouncements – In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either financial or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the Company for the calendar year ending December 31, 2022. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements. See Note 9 for the Company’s current lease commitments.

Note 2—PixelPin Acquisition and Patent Approvals

On March 13, 2021, Trust Stamp Malta completed an agreement to acquire PixelPin, an image-based "Pin-on-Glass" account access solution that alleviates pain-points of traditional login methods while ensuring the security of authentication. The Company paid $92 thousand in cash as consideration for the asset purchase of software intellectual property. The asset acquisition was recorded at 100% of the fair value of the net assets acquired. The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

Fair Value
Intangible Assets - Intellectual Property Rights	$90,621
Foreign Currency Translation	1,133
Total	$91,755

In addition to the acquisition, the Company experienced continued growth in its robust intellectual property portfolio adding a total of $94 thousand investment with two new patent issuances and seven new patent filings during the six months ended June 30, 2021.

Note 3—Borrowings

Convertible Promissory Notes Payable

There are no convertible notes payables outstanding at June 30, 2021 and December 31, 2020. However, there was activity that is shown within the statement of cash flow and statement of equity for the six months ended June 30, 2020.

On December 16, 2016, the Company entered into a convertible promissory note with an investor in which the Company received $100 thousand through the issuance of the convertible promissory note and a warrant to purchase $50 thousand of common stock. The convertible notes payable accrues interest at 5% per annum. The principal, together with all accrued and unpaid interest, was initially due on December 16, 2018 and is not pre- payable unless there is a change in control. An extension was granted by the investor to extend the maturity date to June 30, 2020.

This convertible promissory note, issued on December 16, 2016, include the following conversion terms:

(a) Automatic Conversion – Qualified Financing: Upon the consummation of a Qualified Financing, the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) automatically shall convert into a number of shares of Stock in the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the Conversion Price.

(b) Optional Conversion – Non-Qualified Financing: At any time concurrently with or within thirty (30) days after the consummation of a Non-Qualified Financing, the Majority Holders, subject to the terms and conditions set forth herein, shall have the right to convert all, but not less than all, of the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) into a number of shares of Stock in the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the Conversion Price.

(c)  Optional Conversion: On any date after the date of this Note, the Majority Holders, subject to the terms and conditions set forth herein, shall have the right to convert all, but not less than all, of the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) into a number of shares of Common Stock equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the price per share equal to the quotient of (x) the Valuation Cap divided by (y) the aggregate number of shares of the Common Stock outstanding immediately prior to the effective date of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding or reserved, including, without limitation, all issued options and equity grants, the balance of any authorized (but unissued) equity incentive pool and any shares of treasury stock, but excluding the Notes).

Conversion Price: The conversion price for each note is to be at the lesser of (a) the price per share of Stock received by Borrower in a Qualified or Non-Qualified Financing and (b) the price per share equal to the quotient of (i) the Valuation Cap divided by (ii) the aggregate number of shares of Borrower’s common stock (“Common Stock”) outstanding.

Qualified Financing: The Borrower’s next equity financing occurring on or before the Maturity Date, in which the Borrower raises $2 million or more in cash through the sale and issuance of preferred stock.

The qualified financing term was triggered for this convertible note payable as $2 million was raised prior June 30, 2020. Therefore, this convertible note, along with all accrued interest, totaling $118 thousand was converted to 68,203 shares of Series A Preferred Stock, taking into account the valuation cap, and is no longer reflected as outstanding as of June 30, 2020.

On December 3, 2019, the Company entered a convertible promissory note with a customer in which it received $700 thousand. Interest accrues at a rate of 0% through December 31, 2020, then 5% thereafter. All unpaid principal and accrued interest shall be due on December 31, 2020 (i.e. the maturity date). However, in the event that the note is not converted into equity securities of the Company, the maturity date shall be extended to December 31, 2025.

This convertible note payable, issued on December 3, 2019, included the following conversion terms:

Automatic Conversion: If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note shall automatically convert into fully paid and nonassessable shares of the preferred stock issued in such Qualified Financing at the Conversion Price.

Voluntary Conversion if a Non-Qualified Financing Occurs: If a transaction or series of transactions, pursuant to which the Company issues and sells shares of its preferred stock with the principal purpose of raising capital, that does not constitute a Qualified Financing (a “Non-Qualified Financing”) occurs on or prior to December 31, 2020 and prior to the automatic conversion of this Note, then the outstanding principal amount of this Note shall be convertible at the option of Investor into fully paid and nonassessable shares of the Company’s preferred stock issued in the Non-Qualified Financing (the “Non-Qualified Preferred Shares”) at a price per share equal to the price per share paid by the other purchasers of the preferred stock sold in the Non-Qualified Financing (subject to appropriate adjustment from time to time for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event).

Conversion Price: price per share equal to the lowest price per share paid by other purchasers of the preferred stock sold in the Qualified Financing

Qualified Financing: a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $3 million (including this Note but excluding all proceeds from the incurrence of all other prior indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital.

The qualified financing term was triggered for this convertible note payable as $3 million was raised prior to December 31, 2020 as discussed in Note 1. Therefore, the convertible note was converted to 89,859 shares of Series A Preferred Stock and is no longer reflected as outstanding as of December 31, 2020.

In total, convertible notes in the amount of $817,500 were converted in to shares of Series A Preferred Stock prior to June 30, 2020, and ultimately into Common Stock on December 8, 2020, and this total balance is included in the supplemental non-cash transaction schedule to the Statement of Cashflows.

Advisor Notes

As part of our raise of Series A Preferred Stock, we agreed to issue to certain of our advisors $10 thousand per month in convertible promissory notes, convertible to Series A Preferred Stock. The following relevant terms are stated in the agreement:

“Equity Compensation. In addition to the Fixed Fees, Service Provider will receive convertible notes in Client in an amount equal to $10 thousand per month during the Term, based on a per-share dollar value reasonably determined by the Board of Directors of Client (but in no event will the per-share dollar value be more than $7.79 per share for purposes of determining the number of shares to be issued to Service Provider) (the “Equity Compensation” ́). Any Equity Compensation that accrued during the term of this agreement was issued within sixty (60) days after the expiration or termination of the Services or this Agreement (whichever occurred first). As of June 30, 2020, we have issued $40 thousand in convertible debt to our advisors. As we have completed the raise after the balance sheet date, we have converted this note the year to Series A Preferred Stock at a value of $7.79 per share. This amount is also included in the transaction costs that are capitalized to the Series A Preferred Stock raise as an issuance cost as described in Note 1.”

As a result, while there was activity in 2020, the balance is no longer recorded as of June 30, 2021 and December 31, 2020. This is shown as a supplemental disclosure of noncash activities within the statement of cash flow for the period ended June 30, 2020.

Non-Convertible Promissory Notes Payable

	June 30,	December 31,
Date Issued	2021	2020
February 9, 2021	$541,989	$-
April 22, 2020	-	350,000
Total principal outstanding	541,989	350,000
Less discount	-	(25,511)
Debt net of discount	541,989	324,489
Plus accrued interest	6,081	19,730
Total promissory notes payable	$548,070	$344,219

During May 2020, the Company formed a subsidiary in the Republic of Malta, Trust Stamp Malta Limited, with the intent to establish a research and development center with the assistance of potential grants and loans from the Maltese government. As part of the creation of this entity, we entered into an agreement with the government of Malta for a potential repayable advance of up to €800 thousand to assist in covering the costs of 75% of the first 24 months of payroll costs for any employee who begins 36 months from the execution of the agreement on May 1, 2020. On February 9, 2021, the Company began receiving funds and as of June 30, 2021 the Company had received $548 thousand recorded to Non-Convertible Notes.

The Company will pay an annual interest rate of 2% over the European Central Banks (ECB) base rate as set on the beginning of the year in review. If the ECB rate is below negative one percent, the interest rate shall be fixed at one percent. The Company will repay a minimum of ten percent of pre-tax profits per annum capped at fifteen percent (15%) of the amount due to the Corporation until the disbursed funds are repaid. At this time, Trust Stamp Malta Limited does not have any revenue generating contracts and therefore, do not believe any amounts shall be classified as current.

On April 22, 2020, the Company entered into a promissory note for $350 thousand with Second Century Ventures (“SCV”) in which the Company received net proceeds of $345 thousand after issuance costs. The unpaid principal, together with any then unpaid and accrued interest and any other amounts payable shall be due and payable on April 22, 2021 or in an event of default or a change in control as defined in the agreement. The note accrues interest at a rate of 8% per annum, compounded monthly. The outstanding principal and all interest were paid off on April 22, 2021.

Concurrently with the issuance of the note on April 22, 2020, the Company entered into a warrant agreement to purchase Class A Shares of Common Stock of the Company with SCV. The warrant agreement issued SCV a warrant to purchase 75,000 shares at a strike price of $0.002 per share through April 22, 2021. At the expiration of the warrant agreement the warrants will be automatically exercised if the fair market value of the exercise shares exceeds the exercise price. If at any time during the term the fair market value of the exercise shares exceeds five times the exercise price the Company shall provide SCV written notice and SCV may elect to exercise the warrant. If at any time during the term of the warrant agreement any portion of the Class A Shares of Common Stock are converted to other securities the warrants shall become immediately exercisable for that number of shares of the other securities that would have been received if the warrant agreement had been exercised in full prior to the conversion and the exercise price shall be adjusted. We determined that the appropriate classification of this warrant was as an equity instrument that will not be subject to fair value remeasurement going forward. These warrants were exercised on April 22, 2021.

Prior to April 22, 2021, the promissory notes payable issued included equity classified warrants issued, U.S. GAAP required that the proceeds from the sale of debt instruments with a separate equity instrument be allocated to the two elements based upon the relative fair values of the debt instrument without the warrant and of the warrant itself at the time of issuance. The portion of the proceeds allocated to the Class A Shares of Common Stock shall be accounted for within stockholders’ equity as additional paid-in capital and recorded as a debt discount and be charged to interest expense over the life of the convertible notes. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction. The value of the promissory note was allocated on a relative fair value basis between the note and the warrants. During the year ended December 31, 2020, this allocation based upon relative fair values of the promissory note and warrant resulted in an amount of $88 thousand being allocated to the equity warrants and $262 thousand being allocated to the promissory notes, resulting in the same amount representing a discount to the promissory note. Accretion expense of $26 thousand and $17 thousand was recorded during the periods ended June 30, 2021 and 2020, respectively.

In conjunction with the Company entering into this promissory note, TSIH entered into a guaranty and stock pledge agreement with SCV (“Secured Party”) on April 22, 2020. As part of this agreement the payment and performance of the note are secured by 325,000 Class A Shares of the Common Stock of the Company pledged through TSIH. In addition, we pledged 75,000 shares for the underlying warrants and transferred the total of 400,000 to SCV as of June 30, 2020 to hold as collateral. As stated in the agreement the following rights exist for the Secured Party:

Rights With Respect to Distributions: During the continuance of an Event of Default (as defined in the Note), all rights of Pledgor to receive dividends, cash, securities, instruments and other distributions shall cease and all rights to dividends, cash, securities and other distributions shall thereupon be vested in the Secured Party; the Secured Party shall thereupon have the sole right to receive and hold as Pledged Collateral such dividends, cash, securities, instruments and other distributions.

Irrevocable Proxy/Voting Rights: So long as no Event of Default exists, subject to any other applicable provision of this Agreement, Pledgor shall be entitled to exercise all voting and other consensual rights pertaining to the Pledged Collateral or any part thereof for any purpose not prohibited by the terms of this Agreement.

Release of Pledge: Anything to the contrary herein notwithstanding, the Secured Party shall release the Pledged Collateral from pledge hereunder upon full payment to the Secured Party of all Pledge Obligations and upon such release the Secured Party shall deliver to Pledgor all Pledged Collateral then in the Secured Party’s possession.

We do not have a history of dividends or other distributions, we maintain all voting rights, and currently expect to repay the note prior to or on the maturity date. The shares are held solely as pledged collateral for the promissory note we obtained. We determined there was no impact recorded to the financial statements for the period ended June 30, 2020 other than we are reflecting them as outstanding as of period end in the statement of Stockholders’ Equity.

On June 11, 2020, we entered into an agreement with Emergent, as described in Note 4, whereby their SAFE would be extinguished in exchange for several forms of consideration. As part of that agreement, one form of consideration is that the Company issued promissory notes to Emergent in the amount of $387 thousand which is due in two tranches of $200 thousand and $187 thousand in August and September 2020, respectively. No interest is due and payable under these notes if we pay by the maturity dates previously described. We paid within the maturity date.

Debt Maturity

As of June 30, 2021, the following is a schedule of principal amount maturities for all non-convertible promissory notes. There are no convertible promissory notes outstanding.

Non-Convertible
2021	$-
2022 and beyond	541,989
Principle, net of unamortized discount	541,989
Less discount	-
Debt net of discount	541,989
Plus accrued interest	6,081
Balance recorded	$548,070

As of June 30, 2021, all amounts due, are designated as long-term debt on the statement of financial position as they are all after June 30, 2022.

Note 4— Warrants

Liability Classified Warrants

The following table presents the change in the liability balance associated with the liability classified warrants, which are classified in Level 3 of the fair value hierarchy from December 31, 2020 to June 30, 2021:

Warrants
Balance as of December 31, 2020	$287,750
Additional warrants issued	-
Change in fair value	-
Balance as of June 30, 2021	$287,750

As of June 30, 2021, the Company has issued a customer a warrant to purchase up to $1 million of capital stock in a future round of financing at a 20% discount of the lowest price paid by another investor. The warrant was issued on November 9, 2016. There is no vesting period, and the warrant expires in 10 years from the issuance date. The Company evaluated the provisions of ASC 480, Distinguishing Liabilities from Equity, noting the warrant should be classified as a liability due to its settlement being for a variable number of shares and potentially for a class of shares not yet authorized. The warrant was determined to have a fair value of $250 thousand which was recorded as a deferred contract acquisition asset and to a warrant liability during the year ended December 31, 2016 and was amortized as a revenue discount prior to the current periods presented. The fair value of the warrant was estimated on the date of grant by estimating the warrant’s intrinsic value on issuance using the estimated fair value of the Company as a whole in relation and continues to be recorded as of June 30, 2021.

The Company has issued an investor warrants to purchase $50 thousand of Class A Shares of Common Stock. The warrants were issued on December 16, 2016. There is no vesting period, and the warrants expire in 10 years from the issuance date. The Company recorded the warrants at fair value and classified the warrant as a liability. This liability continues to be recorded as of June 30, 2021.

Equity Classified Warrants

As of June 30, 2021, the Company has issued a warrant to purchase 40,065 shares of Class A Shares of Common Stock with an exercise price of the lower of (i) the last 409a valuation of the Company’s Class A Shares of Common Stock or (ii) the quotient of $1 million divided by the aggregate number of the Company’s fully diluted capitalization upon exercise. The warrants were issued on January 4, 2016 under an accelerator program. There is no vesting period, and the warrants expire in 10 years from the issuance date.

The Company has issued a customer a warrant to purchase 400,640 shares of Class A Shares of Common Stock with an exercise price of $0.62 per share. The warrant was issued on November 9, 2016. There is no vesting period, and the warrant expires in 10 years from the issuance date. The Company used a Black-Scholes-Merton pricing model to determine the fair value of the warrant. The fair value of the warrant issued in connection with the customer contract was determined to be $0.46 per share and had a fair value of $183 thousand which was recorded as a deferred contract acquisition asset and to additional paid-in capital during the year ended December 31, 2016 and which was amortized as a revenue discount in the periods prior to those presented. The fair value of the warrant issued is recorded as a revenue discount as it is considered a sales incentive. The fair value of the warrant was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions: fair value of Class A Shares of Common Stock of $0.54, exercise price of $0.62 risk free interest rate of 5%, dividend yield of 0%, expected volatility of 83%, and contractual term of ten years. This warrant remains outstanding as of June 30, 2021.

In January 2020, the Company has issued to an investor a warrant to purchase 932,210 shares of the Company’s Class A Shares of Common Stock at an exercise of $1.60 per share in exchange for the cancellation of a $100 thousand SAFE issued on August 18, 2017 by the Company’s affiliate Trusted Mail Inc. with an agreed value of $125 thousand. See Note 5 for the reduction in SAFE liability for this amount. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

In January 2020, the Company has issued to an investor a warrant to purchase 4,660,555 shares of the Company’s Class A Shares of Common Stock at a strike price of $1.60 per share in exchange for $300 thousand in cash and “Premium” sponsorship status with a credited value of $100 thousand per year for 3 years totaling $300 thousand. This “premium” sponsorship status provides the Company with certain benefits in marketing and networking, such as the Company being listed on the investor’s website, as well providing the Company certain other promotional opportunities organized by the investor. The warrants were issued on January 23, 2020. There is no vesting period, and the warrants expire on December 20, 2024.

The fair value of the two warrants above issued in January 2020 was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions: fair value of Class A Shares of Common Stock of $1.56, exercise price of $1.60 risk free interest rate of 1.58%%, dividend yield of 0%, expected volatility of 44%, and contractual term of two years. The total fair value of these warrants was determined to be $2.1 million and is recorded in the statement of Stockholders’ Equity. Thus, fair value is $1.4 million in excess of the total consideration received for the warrants of $725 thousand. This amount was expensed in the consolidated statements of operations as of June 30, 2020.

As discussed in Note 3, the Company issued equity classified warrants in conjunction with the venture debt issued to SCV on April 22, 2020. As the warrants vested immediately and had a $.01 strike price, we did not calculate the value using a Black-Scholes-Merton model. Rather we valued them at the price per share of the Series A Preferred Stock, $7.79, given the immediate exercisability and nominal strike price. This value was then used to perform the allocation between the debt and equity to arrive at a warrant value of $88 thousand.

Note 5—SAFE liabilities

The following tables present the change in the SAFE liabilities balance, which are classified in Level 3 of the fair value hierarchy, for the six-month period ended June 30, 2021 and the year ended December 31, 2020:

	June 30,	December 31,
	2021	2020
Balance, beginning of period	$-	$2,236,953
Issuance of SAFEs	-	200,000
Settlement of SAFEs	-	(2,111,953)
Exchange of SAFEs for Warrants	-	(125,000)
Conversion of SAFE to Series A preferred stock	-	(200,000)
Balance, end of period	$-	$-

Trusted Mail

On July 13, 2017, Trusted Mail entered into a Common Stock Purchase Agreement with an investor and issued 150 shares of Trusted Mail common stock in exchange for $1.5 thousand, which represented 15% of the authorized capital as of the agreement date. Subsequently on August 18, 2017, Trusted Mail entered into a SAFE with this same investor in exchange for $100 thousand. Under the terms of the SAFE, Trusted Mail issued the right to receive $100,000 worth of Preferred Stock in a future equity financing at a 20% discount. The Company accreted the SAFE liability to its fair value including this 20% discount over an expected outstanding period of two years. There was no noncash interest expense recognized on this SAFE liability during the six-month period ended June 30, 2021 and June 30, 2020. The outstanding balance of the SAFE liability at June 30, 2021 and December 31, 2020 totaled $0.

There is also a Put Right related to the investor’s 15% ownership in Trusted Mail. In the event that (i) Trusted Mail enters into an agreement with a third party that has a competitive business model that would result in competitive business activities by Trusted Mail, or (ii) Trusted Mail engages in competitive business activities, the investor has the right to require Trusted Mail to repurchase all but not less than all the shares or securities of Trusted Mail owned by the investor and its affiliates. The fair market value of this put right was $0 at both June 30, 2021 and December 31, 2020. On January 23, 2020, this SAFE liability was extinguished in exchange for warrants granted by the Company. See Note 4 for further discussion of this transaction.

Emergent and Tripartite Agreement

The Company and Emergent entered into a SAFE in which Emergent obtained the right to shares of the Company’s stock (purchase amount of $2.1 million and valuation cap of $20 million) that would be exercised upon a qualified equity financing. A put option also exists in this agreement in which at the earlier of 18 months from the agreement date and the date on which the Company has raised more than $7 million of qualified equity financing, Emergent may require repayment of the unrepaid element of the purchase amount and the Company would be required to make such repayment.

On February 4, 2020, the Company entered into a tripartite agreement with Emergent and 10Clouds whereby:

•	The Company received a Purchase Order from Emergent in which Emergent requested $300 thousand worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. The intention of these services is to reduce the Emergent SAFE amount owed by the Company.

•	The Company will enter into Statements of Work with 10Clouds for appropriate sub-contract work under the Purchase Order.

•	The Company issued an additional SAFE to 10Clouds for $200 thousand subject to an absolute right for the Company at its option to redeem that $200 thousand for cash or settle it through the conversion to Series A preferred stock.

•	Emergent reduces the balance due on the Emergent SAFE by $500 thousand with immediate effect and asserts the outstanding balance to be $1.6 million.

On June 11, 2020, the Company entered into additional agreement with Emergent whereby:

•	Emergent will issue an irrevocable Purchase Order for $500 thousand worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. We subsequently entered into an SOW with 10Clouds for $500 thousand to provide the requested services.

•	Emergent forgave $104 thousand of the value of the SAFE to represent expected profit margin for the $500 thousand worth of services described above.

•	The Company issued $400 thousand of Class A Shares of Common Stock to Emergent’s designated assignees at a price of $1.56 per share (256,740 shares). This has been reflected in the statement of stockholders’ equity as of June 30, 2020.

•	The Company paid Emergent $220 thousand and this has been reflected in the statement of cashflows.

•	The Company entered into a promissory note with Emergent for $387 thousand payable which has been paid and reflected in the statement of cashflows.

The intention of the above services and transactions is to wholly settle the SAFE and as of December 31, 2020, the Emergent SAFE was extinguished in full. The Company converted the $200 thousand SAFE note into 25,674 shares of Series A Preferred Stock which was subsequently converted to Class A Shares of Common Stock on September 8, 2020 along with all shares of Series A Preferred Stock.

As it pertains to the SOWs and profit margin discussed above, Emergent has approached the Company for assistance building a software solution that incorporates several of our proprietary technologies to be built with the assistance of 10Clouds, a related party. As of the December 31, 2020, the full scope of the project has been agreed upon with Emergent and all services have been delivered. As a result, all revenue and costs of services related to fulfilling this performance obligations of this arrangement were recorded within the second half of 2020. The cost of services provided are associated with 10Clouds, a related party as further discussed in Note 7.

Note 6— Stock Awards and Stock-Based Compensation

From time to time the Company may issue stock awards in the form of Class A Shares of Common Stock grants or Class A Shares of Common Stock options with vesting/service terms. Stock awards are valued on the grant date using the post-money valuation of the most recent round of financing for the Company. Stock Options are valued using the Black-Scholes-Merton pricing model to determine the fair value of the options. We generally issue our awards in terms of a fixed monthly value resulting in a variable number of shares being issued. Additionally, we generally issue our awards in terms of a fixed share number that were issued monthly, resulting in equity classification for majority of the issued awards.

During the six month period ended June 30, 2020 and June 30, 2021, the Company entered into agreements with new advisory board members to issue cash payments, stock grants, and stock options in exchange for services rendered to the Company on a monthly basis.

In addition to issuing stock awards and stock options to advisory board members, during the six month period ended June 30, 2020 and June 30, 2021, the Company granted stock-based awards to multiple employees based on a fixed dollar amount in stock earned per month. The Company also paid a fixed amount of $156 thousand in Class A Shares of Common Stock for its Euronext advisor upon listing, which was recognized as an expense upon listing on December 8, 2020.

Stock-based compensation recognized during the six month periods ended June 30, 2021 and June 30, 2020 totaled $1.5 million and $175 thousand, respectively, and is included in selling, general, and administrative in the accompanying consolidated statements of operations. Of the 2020 expense, $161 thousand represents a share liability and $13 thousand was recorded to Additional Paid-In Capital (“APIC”) as an equity award. All the expense for the six months ended June 30, 2021 was recorded to APIC as an equity award that is fully vested when granted.

On June 30, 2021 the Company had 2,886,501 stock options that were issued, outstanding, and exercisable of which 530,230 are fully vested options that were granted during the six months ended June 30, 2021. On June 30, 2021 the Company had 101,769 common stock grants that were earned but not yet issued. The Company had 509,810 Restricted Stock Units (“RSUs”) granted but not yet vested on June 30,2021. All RSUs issued and outstanding were granted during the six months ended June 30, 2021 and will be fully vested on January 2, 2022. The stock-based compensation related to the RSUs is expensed over the vesting period, therefore, the Company has unrecognized stock compensation related to the RSUs of $1.3 million as of June 30, 2021.

The following assumptions were used to calculate the fair value of options granted during the six months ended June 30, 2021: Fair value of Class A Shares of Common Stock: $1.56 - $3.69; Exercise price: $0.79 - $1.60; Expected dividend yield: 0.00%; Risk free interest rate: 0.20% - 0.39%; Expected term in years 2.00 - 3.00; Expected volatility: 57.21% - 58.91%.

Note 7—Related Party Transaction

Related party receivables of $3 thousand and $15 thousand at June 30, 2021 and December 31, 2020, respectively.

Related party payables of $274 thousand and $448 thousand at June 30, 2021 and December 31, 2020, respectively, primarily relate to amounts owed to 10Clouds, the Company’s third party contractor for software development and investor in the Company, and smaller amounts payable to members of management as expense reimbursements. Total costs incurred in relation to 10Clouds for the six-month period ended June 30, 2021 and June 30, 2020, totaled approximately $725 thousand and $850 thousand, respectively, of which certain amounts were recorded as capitalized internal-use software, research and development, cost of services, or capitalized during 2020 as described under the Emergent arrangement in Note 5.

The Company has entered joint ventures with Trust Stamp Fintech Limited and Trust Stamp Cayman. Trust Stamp Fintech Limited is a company incorporated in the United Kingdom by the Company’s management. The purpose of this entity was to establish beachhead operations in the country in order to service a contract entered by the Company with the National Association of Realtors and Property Mark. This entity remains separate from the Company’s operations and serves as a sales and marketing function for the product “NAEA” which was developed for the contract between the listed parties. Trust Stamp Cayman was established with the intention of taking advantage of enterprise grants which were offered by the Cayman National Government’s Enterprise Zone. No operations were established. Due to common ownership of the Company and these two entities, the Company has funded all operating expenses since inception and as a result, the operations of these entities are included in the consolidated financial statements. On June 11, 2020, the Company entered into a stock exchange with Trust Stamp Fintech Limited, becoming a 100% owner. At December 31, 2020, Trust Stamp Fintech Limited is included as a consolidated entity within the December 31, 2020 financial statements.

Previously, a member of management provided legal services to the Company from a law firm privately owned and separate from the Company. Certain services were provided to the Company through this law firm. Total expenses incurred by the Company in relation to these services totaled $0 and $50 thousand during the six-month period ended June 30, 2021 and June 30, 2020, respectively. There were no amounts payable as of June 30, 2021 or December 31, 2020.

As described in Note 5, the Company rendered services to Emergent under a Statement of Work as part of the Tripartite agreement. Revenue recognized under this agreement was recognized during the second half of 2020 and a portion was related to the SAFE settlement and not realized in cash.

The Company has agreed, with effect from November 13, 2020, to grant a three-year loan in the amount of $335 thousand with an abated interest rate of 0.25% per annum to an advisory contractor to purchase 1,408,240 options. The options provide for the right to acquire shares of Class A Common Stock at a strike price of $1.20 per share. The options have no vesting period and will expire in 24 months after the date of issuance. The loan will be repaid with in-kind services from the contractor at a rate of £9,000 per month for 36 months. Trust Stamp has received in-kind services and recognized $56 thousand for loan repayment as of June 30, 2021.

Note 8—Malta

During July 2019, the Company entered into an agreement with the Republic of Malta that would provide for a grant of up to €200 thousand as reimbursement for operating expenses over the first 12 months following incorporation in the Republic of Malta. The Company must provide an initial capital amount of €50 thousand euros, which is matched with a €50 thousand grant. The remaining €150 thousand are provided as reimbursement of operating expenses 12 months following incorporation.

GAAP does not provide authoritative guidance regarding the receipt of economic benefits from government entities in return for compliance with certain conditions. Therefore, based on ASC 105-10-05-2, nonauthoritative accounting guidance from other sources was considered by analogy in determining the appropriate accounting treatment. The Company elected to apply International Accounting Standards 20 – Accounting for Government Grants and Disclosure of Government Assistance and recognizes the expected reimbursements from the Republic of Malta as deferred income. As reimbursable operating expenses are incurred, a receivable is recognized (reflected within "Other current assets" in the Consolidated Balance Sheets) and income is recognized in a similar systematic basis over the same periods in the Consolidated Statements of Operations. During the six months ended June 30, 2020 no expenses were incurred that were reimbursable under the grant. Subsequently, during the remainder of 2020 expenses were incurred that resulted in a total of $181 thousand reimbursable expenses recorded within Other Income (Expense). As of December 31, 2020, we received $74 thousand from the Republic of Malta and recorded $107 thousand as a receivable. During the six months ended June 30, 2021, the Company incurred $51 thousand in expenses that are reimbursable under the grant; this has been recorded within Other Income (Expense). We have received $158 thousand from the Republic of Malta and have no receivable recorded as of June 30, 2021. See Note 3 for information on the loan received from the Maltese government.

Note 9—Commitments and Contingencies

Operating Leases – The Company leased office space in New York and North Carolina under various operating lease arrangements on a quarter by quarter basis. The Company also opened an office in Rwanda, Africa in April 2021 and signed a one-year lease for office space commencing May 1, 2021. As of June 30, 2021, there were no minimum lease commitments related to these leases.

The Company has several vehicle leases and corporate apartment leases in Malta requiring monthly payments. The following are the future minimum lease obligations on the Company’s lease agreements as of June 30, 2021:

June 30,
Remainder of 2021	$342,126
2022	384,050
2023	75,082
2024	70,748
2025	60,164
2026	10,939
Total	$943,109

Rental expense totaled $150 thousand and $19 thousand for the six-month periods ended June 30, 2021 and June 30, 2020, respectively.

Litigation – The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers or directors in connection with its business.

Note 10—Subsequent Events

Subsequent events have been evaluated through September 28, 2021, the date these consolidated financial statements were available to be issued.

U.S. Immigration and Customs Enforcement (“ICE”) Services Contract – Trust Stamp entered into a $3,920,764 biometric services contract with the U.S. Immigration and Customs Enforcement (“ICE”) on September 23, 2021. The ICE contract has a performance period of six months commencing on September 27, 2021.

Regulation CF Common Stock and Warrant Offering – On August 25, 2021, the Company launched a Regulation CF and Regulation D offering for a total of $5 million worth of “units” or 1,250,000 “units”. Each unit consists of 1 share of the Company’s Class A Common Stock, par value $0.01 per share, and 1 warrant to purchase 1 share of Class A Common Stock of the Company in a future registered or exempt offering of the Company. The minimum target amount under this offering is $100 thousand. The Company must reach its Target Amount by February 24, 2022 or else no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

For the combined Regulation CF and Regulation D offering as of September 28, 2021, we reserved for the sale of 297,670 shares of Class A Common Stock at $4.00 per unit for a total of $1,190,680 in gross proceeds. Of the 297,670 shares, we have contracted for the sale of 218,545 shares of Class A Common Stock at $4.00 per unit for a total of $874,180 in gross proceeds. As of September 28, 2021, we have received gross proceeds of $153,557 in cash, net of offering costs of $72,190 from this offering.

Advisor Notes – As part of our raise beginning August 25, 2021, we agreed to issue to certain of our advisors $10 thousand per month in convertible promissory notes, convertible to Class A Common Stock. The following relevant terms are stated in the agreement:

“Equity Compensation. In addition to the Fixed Fees, commencing on the second month Service Provider will receive equity in the Client pari passu with investors of the Crowdfunding Campaign in an amount equal to $10,000 per month during the Term, based on a Client valuation reasonably determined by the board of Directors of Client (but in no event will the Client valuation exceed the lesser of the valuation cap or the qualifying valuation set in the Crowdfunding Campaign for purposes of determining the number of shares or equity to be issued to Service Provider) (the “Equity Compensation”). All Equity Compensation shall accrue during the Term of this Agreement and shall be issued at the same time as the issuance to investors in the Crowdfunding Campaign, or, at Service Provider’s election, within sixty (60) days after the expiration or termination of the Services or this Agreement (whichever occurs first), provided that Service Provider executes such documents as the Board of Directors of Client deem necessary and appropriate. Service Provider’s Equity Compensation shall be paid 50% to Jonathan Stidd and 50% to Skylar Dammers.”

Item 4. Index to Exhibits

2.1	Amended and Restated Certificate of Incorporation, as amended (Included as Exhibit 2.1 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename4.htm)

2.2	Bylaws (Included as Exhibit 2.2 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename5.htm)

2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as amended (Included as Exhibit 2.3 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920043251/tm2014436d1_ex2-3.htm)

2.4	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as amended (Included as Exhibit 2.4 to our Form 1-U, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465921108039/tm2125607d1_ex2-3.htm

3.1	Investors’ Rights Agreement (Included as Exhibit 3.1 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename6.htm)

3.2	Form of Warrant dated January 23, 2020 (Included as Exhibit 3.14 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex3-14.htm)

3.3	Form of Warrant dated January 23, 2020 (Included as Exhibit 3.15 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex3-15.htm)

6.1	Settlement Agreement dated July 1, 2019 between Emergent Technology Holdings, LP and the Company (Included as Exhibit 6.1 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-1.htm)

6.2	Stock Purchase Agreement dated September 27, 2019 between FSH Capital LLC and the Company ($700,000) (Included as Exhibit 6.2 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-2.htm)

6.3	Secured Loan Agreement dated August 16, 2017 between Alex Valdes and the Company (Included as Exhibit 6.3 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename21.htm)

6.4	Secured Loan Agreement dated August 16, 2017 between Andrew Scott Francis and the Company (Included as Exhibit 6.4 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename22.htm)

6.5	Lease Agreement Amendment between the Company and Georgia Advanced Technology Ventures, Inc. dated April 24, 2018 (Included as Exhibit 6.5 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465919076565/filename23.htm)

6.6	Service Agreement between 10Clouds and. Sunflower AI Technologies (a subsidiary of T. Stamp Inc.) dated January 4, 2018 (Included as Exhibit 6.6 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-6.htm)

6.7	SAFE Amendment Agreement between Emergent Technology Holdings LP and T Stamp Inc. and 10Clouds dated February 4, 2020 (Included as Exhibit 6.7 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920032293/tm1926748d2_ex6-7.htm)

6.8	Secured Promissory Note between the Company (as Debtor) and Second Century Ventures, LLC. (as Creditor) dated April 22, 2020 (Included as Exhibit 6.8 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920054561/tm2014436d7_ex6-8.htm)

6.9	Warrant to Purchase Common Stock between the Company and Second Century Ventures, LLC dated April 22, 2020 (Included as Exhibit 6.9 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920054561/tm2014436d7_ex6-9.htm)

6.10	Guaranty and Stock Pledge Agreement between the Company and Second Century Ventures, LLC dated April 22, 2020 (Included as Exhibit 6.10 to our Form 1-A, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465920054561/tm2014436d7_ex6-10.htm)

6.11	Emergent Agreement dated June 11, 2020 (Included as Exhibit 6.11 to our Form 1-SA, available here, https://www.sec.gov/Archives/edgar/data/0001718939/000110465920109226/tm2031244d1_ex6-11.htm)

6.12	Executive Employment Agreement of Alex Valdes dated December 2, 2020 (Included as Exhibit 6.12 to our Form 1-K, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465921057785/tm2114292d1_ex6-12.htm)

6.13	Executive Employment Agreements of Gareth Genner and Andrew Gowasack dated December 2, 2020 (Included as Exhibit 6.13 to our Form 1-K, available here, https://www.sec.gov/Archives/edgar/data/1718939/000110465921057785/tm2114292d1_ex6-13.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, State of Georgia, on September 28, 2021.

T STAMP INC.

/s/ Gareth Genner
Gareth Genner, Chief Executive Officer
Trust Stamp

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

/s/ Gareth Genner
Gareth Genner, Chief Executive Officer, Director
Date: September 28, 2021

/s/ Alex Valdes
Alex Valdes, Principal Financial Officer, Principal Accounting Officer
Date: September 28, 2021

/s/ Andrew Gowasack
Andrew Gowasack, President, Director
Date: September 28, 2021

/s/ David Story
David Story, Chairman of the Board
Date: September 28, 2021

/s/ Mark Birschbach
Mark Birschbach, Director
Date: September 28, 2021

/s/ Joshua Allen
Joshua Allen, Director
Date: September 28, 2021

/s/ William McClintock
William McClintock, Director
Date: September 28, 2021